Exhibit 99.1

March 6, 2015

VIA SEDAR

TO:

BC Securities Commission Alberta Securities Commission TSX Venture Exchange

Dear Sirs/Mesdames:

Re:

VANC Pharmaceuticals Inc. (the “Company”) – Notice of Change of Auditor

Under National Instrument 51‐102, we advise that the Company’s auditor, MNP LLP, Chartered Accountants (the “former auditor”), has resigned and that the Company appointed Smythe Ratcliffe, Chartered Accountant (the “successor auditor”), effective March 6, 2015.

Please find enclosed the following:

1

Notice of Change of Auditor dated March 6, 2015 (the “Notice”), a copy of which has been delivered to each of the former and successor auditor;

2

Letter from the former auditor dated March 6, 2015, a copy of which has been delivered to the successor auditor; and

3

Letter from the successor auditor dated March 6, 2015, a copy of which has been delivered to the former auditor.

We confirm that the Company’s Board of Directors has reviewed the Notice, the letter from the former auditor, and the letter from the successor auditor.

Yours truly,

VANC PHARMACEUTICALS INC.

SIGNED: “Aman Parmar”

Aman Parmar Director